UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Excelligence Learning Corporation
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
300 684 107
(CUSIP Number)

Lee M. Mitchell c/o Thoma Cressey Equity Partners Inc. 233 South Wacker Drive, 92nd Floor Chicago, IL 60606 (312) 777-4444	J. Hovey Kemp, Esq. Goodwin Procter LLP 901 New York Ave., N.W. Washington, D.C. 20001 (202) 346-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	300 684 107	Page	2	of	8

1	NAMES OF REPORTING PERSONS. Thoma Cressey Equity Partners Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
	36-4211592

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	300 684 107	Page	3	of	8

1	NAMES OF REPORTING PERSONS. TC Partners VIII, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
	20-3050698

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	300 684 107	Page	4	of	8

1	NAMES OF REPORTING PERSONS. Thoma Cressey Fund VIII, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
	20-3050709

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	300 684 107	Page	5	of	8

1	NAMES OF REPORTING PERSONS. ELC Holdings Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
	20-5884410

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	300 684 107	Page	6	of	8

1	NAMES OF REPORTING PERSONS. Carl D. Thoma

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON

	IN

CUSIP No. 300 684 107
     This Amendment No. 1 (this “Amendment”) relates to the Schedule 13D originally filed on August 16, 2006, by (i) Thoma Cressey Equity Partners Inc., a Delaware corporation (“TCEP”); (ii) TC partners VIII, L.P., a Delaware limited partnership (“Partners”); (iii) Thoma Cressey Fund VIII, L.P., a Delaware limited partnership (“Fund VIII”); (iv) ELC Holdings Corporation, a Delaware corporation (“ELC Holdings”); and (v) Carl D. Thoma (together with TCEP, Partners, Fund VIII and ELC Holdings, collectively, the “Reporting Persons”), with respect to the common stock, $.01 par value per share (“Excelligence Common Stock”), of Excelligence Learning Corporation, a Delaware corporation (the “Issuer”).
Item 4. Purpose of Transaction
     The disclosure in Item 4 is hereby amended and supplemented to add the following:
     On November 29, 2006, the effective date of the Merger, each outstanding share of Excelligence Common Stock was converted into the right to receive $13.00 per share in cash (other than (i) shares owned by the Issuer or ELC Holdings Corporation, including shares contributed by Ronald Elliott, Chief Executive Officer of the Issuer, to ELC Holdings Corporation prior to the Merger, which were cancelled without any payment in the Merger and (ii) shares owned by any stockholders who were entitled to and properly exercised appraisal rights under Delaware law), without interest and less any applicable withholding taxes. The Issuer continues as the surviving corporation of the Merger.
     Pursuant to Section 6.1 of each Voting Agreement, the Voting Agreements terminated at the effective time of the Merger. As a result of the consummation of the transactions contemplated by and set forth in the Merger Agreement, following the effective time of the Merger, none of the Reporting Persons beneficially owned any shares of Excelligence Common Stock.
Item 5. Interest in Securities of the Issuer
     Paragraphs of (a) and (b) of Item 5 are hereby amended to state that none of the Reporting Persons beneficially owns, or has shared power to vote or direct the vote of, any shares of Excelligence Common Stock.

CUSIP No. 300 684 107
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.
Dated: December 14, 2006

THOMA CRESSEY EQUITY PARTNERS INC., a Delaware corporation

/s/ Lee M. Mitchell

Lee M. Mitchell
Authorized Signatory

TC PARTNERS VIII, L.P., a Delaware limited partnership

By: Thoma Cressey Equity Partners Inc., a Delaware corporation, its General Partner

/s/ Lee M. Mitchell
Lee M. Mitchell
Authorized Signatory

THOMA CRESSEY FUND VIII, L.P., a Delaware limited partnership

By: TC Partners VIII, L.P., a Delaware limited partnership, its General Partner

By: Thoma Cressey Equity Partners Inc., its General Partner

/s/ Lee M. Mitchell

Lee M. Mitchell
Authorized Signatory

ELC HOLDINGS CORPORATION, a Delaware corporation

/s/ Carl D. Thoma

Carl D. Thoma
Authorized Signatory

CARL D. THOMA

/s/ Carl D. Thoma

Carl D. Thoma